Exhibit 99(c)(2)

Budget Policy Statement 2007

19 December 2006

ISBN 0-478-29354-2

Contents

Budget Policy Statement

Introduction

Budget 2007

Conclusion

Annex: Long-term Fiscal Objectives and Short-term Fiscal Intentions

The Public Finance Act (1989) specifies principles of responsible fiscal management and imposes reporting requirements on the Minister of Finance and the Treasury.  The reporting requirements on the Minister include two fiscal responsibility documents: the Budget Policy Statement (BPS) and the Fiscal Strategy Report (FSR).  These documents focus on different aspects of the Government’s fiscal policy.  The BPS has a shorter-term focus.  The BPS sets out the overarching policy goals that will guide the Government’s Budget decisions and the Government’s priorities for the forthcoming Budget.  The FSR sets out the Government’s long-term fiscal strategy and explains how that strategy accords with the principles of responsible fiscal management.

In addition, the Treasury is required to publish, at least every four years, a Statement on the Long-term Fiscal Position looking out at least 40 years.  The first Statement was presented to Parliament in June 2006.  The horizon covered by the Statement means that it has a different character from the BPS and the FSR, as it will extend across the terms of many more governments, with potentially many different policy regimes.

The table summarises the legislated requirements for each document*.

* For full information see Public Finance Act 1989 Part 2 sections 26F-26N.

Budget Policy Statement	Fiscal Strategy Report	Statement on the Long-term Fiscal Position
Produced annually before the end of March.	Produced annually with the Budget.	Produced at least every four years.

Requirements:

•    state broad strategic priorities for       the forthcoming Budget

•    state any changes to long-term       objectives

•    state any changes to short-term       intentions

•    explain how the changes in       objectives and short-term       intentions accord with the       principles of responsible fiscal       management.

Requirements:

•    state long-term objectives for fiscal       policy

•    explain how the objectives accord       with the principles of responsible       fiscal management

•    provide projections of likely progress       against long-term fiscal objectives

•    state short-term intentions (three or       more years) and their consistency       with long-term objectives and the       Economic and Fiscal Update (EFU).

Requirements:

•    prepare a statement on the long-      term fiscal position relating to a       period of at least 40 years

•    disclose significant assumptions

•    the Treasury to use its best       professional judgements about the       risks and the outlook.

Budget Policy Statement

Introduction

This Budget Policy Statement (BPS) sets out the broad strategic priorities by which the Government will be guided in preparing Budget 2007.  This includes outlining the overarching policy goals that will guide Budget decisions and the particular areas of focus for Budget 2007, and explaining how the Budget accords with the fiscal strategy that we have previously signalled.

Prudent fiscal management leaves us well-placed to deliver on our key priorities

Figure 1 – Fiscal strategy at a glance

Our fiscal strategy is to strengthen the fiscal position to help manage future spending demands, particularly those associated with an ageing population.  The strategy is set out in more detail in our most recent Fiscal Strategy Report (FSR) released with Budget 2006.  Figure 1 summarises the strategy.

This Government has made considerable progress delivering on our strategy. We have reduced debt to prudent levels and we are also building up financial assets in the New Zealand Superannuation (NZS) Fund.  As a result, the Crown’s net financial asset position is positive for the first time since records began in 1972 and probably for the first time in our history.

In June of this year, the Treasury published its first Statement on the New Zealand’s Long-term Fiscal Position.  The Statement highlighted two key long-term fiscal challenges facing New Zealand: superannuation and health.  We have sound superannuation policy settings generally and we are making progress tackling the long-term challenge by building up assets in the NZ Superannuation Fund to smooth the effects of an ageing population, encouraging private savings with KiwiSaver, and leading by example with the SSRSS.  The health challenge is mainly ahead of us, as is the case in other OECD countries, with expenditure growth being driven largely by non-demographic factors.  We have been managing operating health spending in the short term to $750 million per annum increases per Budget.  We will work to develop a more sustainable funding track for health spending into the future.   More broadly, improved finances put New Zealand in a stronger position to manage economic shocks and to deal with projected fiscal pressures highlighted in the Statement.    The fiscal progress we have already made and will continue to make over this term means that future governments will have more options available when making future choices about how best to respond to these emerging pressures.

Figure 2 – Net debt including the NZS Fund is now a net asset

Source:                 The Treasury

Gross sovereign-issued debt as a percentage of Gross Domestic Product (GDP) stood at 22.5% in June 2006, and is forecast to fall to 20.7% by June 2011.  The assets in the NZS Fund are forecast to increase from 6.3% of GDP at 30 June 2006, to reach 13.5% over the same period.  The Crown’s positive net financial asset position, that is its net debt position adjusted to take account of the assets held in the NZS Fund, is expected to strengthen to reach 9.7% of GDP, from 1.3% of GDP, over the forecast period.

Figure 3 – Cash deficits are expected

Source:                 The Treasury

After NZS Fund commitments of around $2 billion a year and our capital programme are taken into account, the Half Year Economic and Fiscal Update (HYEFU) forecasts indicate that the Government will be running cash deficits across the medium term.  That means that we anticipate effectively meeting some of our capital spending commitments from borrowing.  This is consistent with our fiscal strategy.

Careful fiscal management is required in the short term due to current macroeconomic imbalances

Through the term of this Labour-led Government, New Zealand has experienced very strong economic growth.  We have seen rising real incomes, and very low levels of unemployment.  Growth, driven by strength in domestic demand, has been such that labour and capital resources are almost fully used.

Strong domestic demand and a tight labour market have led to a higher rate of inflation, a rise in wage growth and more domestic spending being met from imports.  The current account deficit has reached historically high levels as imports have grown and exports have been weak.  With high levels of external debt, credit agencies have highlighted the need for the Government to maintain its fiscally prudent approach.

Figure 4 – Participation and unemployment

Source:                 The Treasury

While in the past year economic growth has eased, and there are early signs of a reorientation of the drivers of growth, there are as yet few indications of sustained reductions in macroeconomic imbalances.  Indeed, the Reserve Bank has indicated that it views the balance of inflation risks as skewed to the upside.  As a consequence, further monetary policy tightening cannot be ruled out while the prospects for any easing in aggregate monetary conditions appear to remain a considerable way away.

The Treasury’s latest economic forecasts show a gradual reduction in the imbalances in our economy.  In the very short term, the impact of recent declines in oil prices, combined with the effects of a higher New Zealand dollar, is expected to see headline Consumer Price Index (CPI) inflation fall quite sharply. However, underlying inflation pressures remain strong, with the inflation rate expected to be near 3% by the end of 2007.  The current account deficit, meanwhile, is forecast to improve only slowly, with an export recovery and weakening import growth not expected until the 2008/09 year.

Figure 5 – Current account balance

Source:                 The Treasury

Any further significant fiscal expansion by the Government over the short term would risk pushing these expected reductions out – or even exacerbating current imbalances.  Inappropriate fiscal policy would also increase the prospects for tighter monetary policy than is already anticipated.  Higher interest rates would place additional upward pressure on the exchange rate, which in turn would place more pressure on the export and import-competing sectors and therefore work against the increase in export growth that we all want to see.

Government will continue with its overarching policy goals for the next decade

The focus of our Government has been on making improvements in key social areas, restoring funding in core public services, and investing in the productive capacity of the economy in order to further lift our economic performance and move towards true sustainability.  Our overall objective is to continue New Zealand’s transformation into a more dynamic, knowledge-based society, underpinned by the values of fairness, opportunity and security.

Budget 2007 will continue to advance these areas by prioritising new funding on policies to:

•             further enhance New Zealand’s economic transformation

•             continue to improve wellbeing for families – young and old, and

•             strengthen our sense of national identity.

Budget 2007

Budget 2007 will deliver on our policy goals in key areas

Through Budget 2007 we intend to progress our overarching goals by targeting new policy spending in priority areas.

Among other initiatives, the business tax package will be announced in Budget 2007 and will be implemented from 1 April 2008.  The business tax package will significantly contribute to our goals in economic transformation.  The package will continue and complement a number of significant tax changes over the term of the Government, such as tax relief to low- and middle-income families in Budgets 2004 and 2006, and the business package of tax measures in Budget 2005.

Economic transformation

New Zealand is a small nation, far from major international markets.  This can present challenges.  The International Monetary Fund (IMF) has suggested that up to half of the historic gap between our growth rate and the Organisation for Economic Cooperation and Development (OECD) average can be attributed to these factors alone. We need to build on our strengths and uniqueness, respond to new opportunities and continue to carve out a special New Zealand approach that will propel economic transformation.

We will continue to assess the effectiveness of existing programmes and continue to shift the focus of programmes to more explicitly support international connections, innovation and investment.  The business tax package that will be announced in Budget 2007 will include reforms to our business tax and international tax settings to create better incentives for productivity gains, to improve competitiveness with Australia and to support business investment.  The review of business tax is in line with our agreement with United Future and New Zealand First.

We will continue developing policy prescriptions that respond to our geography, economic specialisations, institutions and culture.  We are actively pursuing an agenda to drive our economic transformation by focusing our efforts around five key areas. These are: growing globally competitive firms; world-class infrastructure; innovative and productive workplaces underpinned by high standards in education, skills and research; environmental sustainability; and an internationally competitive city – Auckland.

Families – young and old

We will continue to reinforce the foundations needed for a successful modern economy by providing world-class education, healthcare and social services.   The health package for Budget 2007 will be $750 million per annum, which is over a third of our total new operating spending.

New Zealand’s transformation must continue to be based on opportunity and security for all.  We will continue developing initiatives that contribute to better lifestyles and safer communities for all New Zealanders.  For example, next April’s annual adjustment to the rate of New Zealand Superannuation will ensure that the married couple superannuation rate is no less than 66% of the net average ordinary-time weekly wage.  This is in line with our agreement with New Zealand First.

Additionally, Budget 2007 will consider the consequences of business tax reform for personal taxes.  The size and shape of any measures will depend on the fiscal and macroeconomic headroom available.

National identity

Advancing our priorities will require an inclusive, forward-looking approach, focused on meeting the aspirations, and developing the abilities, of all New Zealanders.  This includes: maintaining the quality of our environment, including a focus on measures to meet the challenge of global climate change; building our sense of national identity, confidence and creativity; and promoting the social solidarity that will always be critical to underpin our country’s success.

We will continue celebrating our arts, culture and heritage, encouraging participation and achievement in sport and working towards ensuring New Zealand is well set up to be a world leader in sustainability.  Among other initiatives, Budget 2007 will include investment in official development assistance and the latest instalment in the defence funding package.

The operating allowances for Budget 2007 and Budget 2008 …

As mentioned above, the business tax package will be implemented from 1 April 2008.   The three-month costs of the package that fall in the 2007/08 year will be set against Budget 2007, and we will increase the Budget 2007 allowance from the $1.9 billion per annum signalled in the 2006 FSR to accommodate these costs.  The full-year costs of the package from 2008/09 will be charged against Budget 2008.  This means that spending growth in other areas in Budget 2008 will need to be slower than in previous years.

The Treasury’s updated fiscal and economic forecasts indicate that we will have around $1 billion of extra headroom per year available for Budget 2008 on top of the $2 billion allowance that was set in the 2006 FSR.  Tax revenue was higher than forecast in the year to 30 June 2006, and tax revenue forecasts have been revised upwards through the forecast period.  We will use this extra headroom to counterbalance the cost of business tax package by increasing the Budget 2008 allowance.  We hope that more headroom than this will eventuate.

The capital allowance for Budget 2007 will remain at $858 million, as signalled in the 2006 FSR.

Decisions on the business tax package will be taken in the New Year leading up to Budget 2007.  We will review our allowances for Budget 2008 and 2009 in the 2007 FSR and will confirm the size of Budget 2008 in the 2008 BPS.

In summary, the HYEFU, released today, incorporates an allowance for new operating spending in Budget 2007 of $1.9 billion per annum plus the three-month costs of the business tax package that fall in 2007/08.  The operating allowance for Budget 2008 is increased from $2.0 billion to $3.0 billion to accommodate the business tax package.  Budget 2009 remains at $2.0 billion per annum, as signalled in the 2006 FSR.

… are consistent with our long-term fiscal objectives

The increased allowance for new operating spending in Budget 2008, when combined with the improved short-term fiscal and economic position, will see the Government running a slightly higher operating balance across the forecast horizon.  This is sufficient to meet the requirements for contributions to the NZS Fund and to ensure consistency with our published long-term objectives.  Without increasing the allowance, it is projected that we would have likely over-reached our debt objective.

Conclusion

In Budget 2007 we will be guided by our overarching policy goals, including our overall objective of continuing New Zealand’s transformation into a more dynamic, knowledge-based economy and society, underpinned by the values of fairness, opportunity, security and sustainability.  Budget 2007 will deliver key initiatives in economic transformation, families – young and old and national identity themes with the focus on business tax and health packages.

The approach we have taken to fiscal management has delivered fiscal stability and strength.  The Government’s Budget decisions will maintain our prudent approach, factoring in short-term macroeconomic pressures and ensuring that we are well placed to respond to the challenges and opportunities that arise in the medium-to-long term.

Hon Dr Michael Cullen
Minister of Finance

8 December 2006

Annex: Long-term Fiscal Objectives and Short-term Fiscal Intentions

The Government’s long-term fiscal objectives are unchanged from the 2006 FSR.

Table A1 – Long-term fiscal objectives

Long-term fiscal objectives	To achieve the objectives, the Government’s high-level focus is on:

Operating balance

Operating surplus on average over the economic cycle sufficient to meet the requirements for contributions to the NZS Fund and ensure consistency with the debt objective.

Revenue

Ensure sufficient revenue to meet the operating balance objective.

Expenses

Ensure expenses are consistent with the operating balance objective.

•    Operating surpluses (measured by the OBERAC) during the build-up phase of the NZS Fund. The focus is on core Crown revenues and expenses, with tax to

     GDP and core Crown expenses to GDP around current levels.

•    Because the OBERAC surplus includes the net (after-tax) return on the NZS

      Fund, which the NZS Fund will retain, the Government is effectively targeting

     OBERAC surpluses excluding the NZS Fund’s retained investment returns.

•    Ensure tax policy decisions are consistent with the overall fiscal strategy including the Government’s long-term revenue objective.

•    SOEs and Crown entities contributing to surpluses, consistent with their legislation and Government policy.

Debt Manage total debt at prudent levels. Gross sovereign-issued debt broadly stable at around 20% of GDP over the next 10 years.

•    SOEs will have debt structures that reflect best commercial practice. Changes in the level of debt will reflect specific circumstances.

•    Gross sovereign-issued debt to GDP will be broadly stable over the period ahead of the major demographic changes associated with population ageing.

•    Net debt, with NZS Fund assets, is expected to fall towards minus 18% of GDP by 2017 (ie, a net financial asset position).

Net worth Increase net worth consistent with the operating balance objective.

•    Increasing net worth consistent with the operating balance objective will see net worth a little below 58% of GDP by 2017.

•    The NZS Fund is expected to be above 21% of GDP by 2017.

•    Consistent with the net worth objective, there will also be a focus on quality investment.

The Government’s fiscal intentions are consistent with progress towards meeting its long-term objectives and the principles of responsible fiscal management, as specified by the Public Finance Act (1989).  The fiscal forecasts in the HYEFU are consistent with the Government’s short-term intentions.  Differences between short-term intentions set out in the 2007 BPS and those in the 2006 FSR reflect changes in the economic and fiscal forecasts, together with policy changes.  These changes are discussed in more detail in the HYEFU.

Table A2 – Short-term fiscal intentions

2007 Budget Policy Statement	2006 Fiscal Strategy Report

Operating balance

Based on operating amounts for the 2007 Budget, and indicative amounts for the 2008 and 2009 Budgets, the operating surplus on an OBERAC basis and excluding net returns on the NZS Fund, is forecast to be around 3.1% of GDP over the next three years, remaining consistent with the long-term objective for the operating balance.

Operating balance

Based on operating amounts for the 2006 Budget and indicative amounts for the 2007 and 2008 Budgets, the operating surplus on an OBERAC basis and excluding net returns on the NZS Fund, is forecast to be around 2% of GDP over the next three years, remaining consistent with the long-term objective for the operating balance.

Debt

Total debt is forecast to be 25.0% of GDP in 2010/11.

Gross sovereign-issued debt is forecast to be 20.7% of GDP in 2010/11.

The Government will set forecast new operating and capital spending amounts over the next three years that are consistent with the long-term objective for debt.

Debt

Total debt is forecast to be 21.4% of GDP in 2009/10.

Gross sovereign-issued debt is forecast to be 19.4% of GDP in 2009/10.

The Government will set forecast new operating and capital spending amounts over the next three years that are consistent with the long-term objective for debt.

Expenses

Total Crown expenses are forecast to be 40.7% of GDP in 2010/11.

Core Crown expenses are forecast to average 32.5% over the forecast period and be 32.0% of GDP in 2010/11.

This assumes new operating expense amounts of $1.9 billion for the 2007 Budget, $2.0 billion for the 2008 Budget and $2.0 billion for 2009 Budget (GST exclusive)

.

Expenses

Total Crown expenses are forecast to be 41.3% of GDP in 2009/10.

Core Crown expenses are forecast to average 32.5% over the forecast period and be 32.3% of GDP in 2009/10.

This assumes new operating expense amounts of $2.5 billion for the 2006 Budget and $1.9 billion for the 2007 and 2008 Budgets (GST exclusive).

Revenues

Total Crown revenues are forecast to be 43.7% of GDP in 2010/11. Within this, core Crown revenues are forecast to be 34.3% of GDP in 2010/11.

This assumes new revenue initiatives in 2008 Budget resulting in a $1.0 billion reduction in revenue from 2008/09.

The Government will set revenue plans over the next three years that ensure progress is made towards the long-term revenue objective.

Revenues

Total Crown revenues are forecast to be 44.1% of GDP in 2009/10. Within this, core Crown revenues are forecast to be 34.2% of GDP in 2009/10.

The Government will set revenue plans over the next three years that ensure progress is made towards the long-term revenue objective.

Net worth

Net worth is forecast to be 47.8% of GDP in 2006/07, 49.1% in 2007/08, 49.5% in 2008/09, 50.2% in 2009/10 and 50.9% of GDP in 2010/11. Excluding NZS Fund assets it is forecast to be 37.5% of GDP in 2010/11.

Net worth

Net worth is forecast to be 37.4% of GDP in 2005/06, 40.2% in 2006/07, 40.6% in 2007/08, 40.5% in 2007/08, and 41.4% of GDP in 2009/10, excluding NZS Fund assets it is forecast to be 29.0% of GDP in 2009/10.